December 3, 2010
Via Edgar
Mr. Mark Webb, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Citizens Republic Bancorp, Inc. (“Citizens”) Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 001-33063
Dear Mr. Webb:
We are submitting by direct electronic transmission the following responses to the comment letter dated November 8, 2010 to Ms. Lisa T. McNeely from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.
To assist your review, we have retyped the text of the Staff’s comments (in italics) above our responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
Pre-Tax Pre-Provision Core Operating Earnings, page 32
1.	Please refer to your response to comment 3 of our July 26, 2010 letter regarding your measure of Pre-tax Pre-Provision Profit. In your response, you state that by excluding recurring charges from US GAAP earnings you are able to provide investors with information in order to help them better understand your ability to generate sufficient capital to cover credit losses and other credit-related and/or impairment charges through the peak of the credit cycle. Please revise your future filings beginning in your next Form 10-Q to address the following:
•	Revise to clearly identify and discuss the limitations of the measure’s usefulness, including but not limited to the fact that the costs being excluded still accrue to shareholders and thereby reduce their retained earnings available.

•	Revise to clarify for an investor in greater detail why you believe adjusting U.S. GAAP earnings for selected results of your operations provides a reliable measure. As you have stated, these are recurring charges and each of the items is integral to banking operations. Your current presentations seem to imply what
Citizens Republic Bancorp, Inc.

earnings would be were you not a bank or did not have banking related expenses. Without banking expenses you would not have banking revenues.
Citizens’ Response:
As requested, we will revise future filings to include an expanded discussion of pre-tax pre-provision profit in substantially the form set forth below:
Pre-tax Pre-Provision Profit (non-GAAP financial measure)

Pre-tax pre-provision profit (“PTPP”), as defined by Citizens’ management represents total revenue (total net interest income and noninterest income) excluding any securities gains/losses, ~~and~~ fair-value adjustments on loans held for sale, interest rate swaps, ~~or~~and bank owned life insurance, less noninterest expense excluding any goodwill impairment charges, credit writedowns, fair-value adjustments and special assessments. While certain of these items are an integral part of Citizens’ banking operations, in each case, the excluded items are items that management believes are particularly impacted by economic stress or significant changes in the credit cycle and are therefore likely to make it more difficult to understand our underlying performance trends and the ability of our banking operations to generate revenue. Net interest income, noninterest income and noninterest expense are all calculated in accordance with GAAP and are presented in the consolidated statement of operations. While noninterest income and noninterest expense are adjusted for the specific items listed above in the calculation of PTPP, these adjustments represent the excluded items in their entirety for each period presented to better facilitate period to period comparisons.

~~While Citizens acknowledges that the income tax expense (benefit), the provision for loan losses, and the excluded items identified above are recurring expenses , Citizens believes that PTPP is a useful financial measure as it enables investors and others to assess its earnings power irrespective of where it is relative to the credit cycle. Presenting PTPP provides investors with information to better understand Citizens’ ability to generate sufficient capital to cover credit losses and other credit-related and/or impairment charges through the peak of the credit cycle.~~ Viewed together with Citizens’ GAAP results, PTPP provides management, investors and others with a useful metric to evaluate and better understand trends in Citizens’ period-to-period earnings power and ability to generate capital to cover credit losses, in each case exclusive of the effects of the current and recent economic stress and the credit cycle. As recent results for the banking industry demonstrate, loan charge-offs, related credit provision, and credit writedowns can vary significantly from period to period, making a measure that helps isolate the impact of credit costs on profitability all the more important to investors. The “Credit Quality” section of this report isolates the challenges and issues related to the credit quality of Citizens’ loan portfolio and their impact on Citizens’ earnings as reflected in the provision for loan losses.

~~Additionally,~~ A portion of the compensation awarded to Citizens’ Named Executive Officers and certain other management employees for their performance in 2009 and 2010 is measured against a PTPP performance target (as defined above) as Citizens believes that PTPP is a key ~~value driver~~ measurement that helps keep revenue generation as a focus for its business and a particularly valuable measure during challenging credit cycles. Based on 2009 full-year results, the
Citizens Republic Bancorp, Inc.

total cash compensation award linked to PTPP was $0.1 million. Additionally during 2009, approximately 234,000 shares of restricted stock were granted, which vest only if both the PTPP performance condition and the GAAP net income performance condition are met. Based on 2010 full year results, the total potential cash compensation award linked to PTPP is $0.8 million, payable in early 2011. Additionally, during 2010, approximately ~~785,000~~1,129,000 shares of restricted stock and restricted stock units were granted which have a two-year vesting period based partially on PTPP results and partially on total provision expense. The ~~2010~~ grants are designed so that ~~this~~a portion of the compensation is based on provision expense while the remainder does not depend on management’s performance with regard to managing loan losses, securities impairments, and other asset impairments.

Like all non-GAAP metrics, PTPP’s usefulness is inherently limited. Because Citizens’ calculation of PTPP may differ from the calculation of similar measures used by other bank holding companies, PTPP should be used to determine and evaluate period to period trends in Citizens’ performance and in comparison to Citizens’ loan charge-offs, related credit provision, and credit writedowns, rather than in comparison to non-GAAP metrics used by other companies. In addition, investors should bear in mind that income tax expense (benefit), the provision for loan losses, and the other items excluded from revenues and expenses in the PTPP calculation are recurring and integral expenses to Citizens’ banking operations, and that these expenses will still accrue under GAAP, thereby reducing GAAP earnings and, ultimately, shareholders’ equity.
Executive Compensation, page 119
Long-Term Equity-Based Compensation, page 28 of Definitive Proxy Statement on Schedule 14A
2.	We note your response to comment 9 in our letter dated July 26, 2010. We also note you included a statement in your Form 10-Q for the quarter ended June 30, 2010 that the restricted stock grants are designed so that this portion of compensation does not depend on management’s performance with regard to managing loan losses, securities impairments, and other asset impairments. Please confirm that you will include this disclosure in your Compensation Discussion and Analysis section of future proxy statements.
Citizens’ Response
We confirm that we will disclose the requested information in the Compensation Discussion and Analysis section of future proxy statements to the extent relevant to the executive compensation required to be discussed in such proxy statement.
Form 10-Q for the Quarterly Period Ended June 30, 2010
Subsequent Events, page 35
Citizens Receives Written Supervisory Agreement From Banking Regulators, page 35
Citizens Republic Bancorp, Inc.

3.	Please revise future filings to provide an expanded discussion of this agreement, including a discussion of the material aspects of each point identified in your summary. Also, revise your future filings to disclose the following:
•	Where the agreement requires specific timelines, describe your progress toward meeting them. (3A)

•	Where the agreement requires quantitative adjustments to your financial statements, quantify the amount of the adjustment and when it will be made. (3B)

•	Where the agreement places restrictions on borrowing, etc., discuss the anticipated effect on liquidity. (3C)

•	Ensure that it is clear from your revisions what each material item in the agreement is and how compliance could potentially affect future operations. (3D)

•	Identify the steps required that where already under way when you entered the agreement and what progress you have made towards fully complying with them. (3E)

•	Provide updated, prominent disclosure of the agreement in all future periodic reports until the terms of the agreement are fulfilled. (3F)

•	Provide a more detailed discussion of your current determination that compliance with the agreement should not have a material adverse impact on your business. Update your assessment and the basis for it in future periodic reports. (3G)
Citizens’ Response
As requested, while the Written Agreement remains in effect we will include in our Form 10-K under a separate heading a detailed discussion of the Written Agreement, including, but not limited to: a summary of the material items in the Written Agreement, potential impact on future operations, and Citizens’ progress toward meeting specific timelines. We will include in our Forms 10-Q under a separate heading a brief description of the Written Agreement, a cross reference to the detailed discussion of the Written Agreement in the most recent Form 10-K and updates to such disclosure as changes or other developments occur. The disclosure to be included in the Form 10-K would appear substantially as set forth below. We have included cross reference annotations to each of the bullet points in the Staff’s comment #3 for ease of reference in the Staff’s review. We note that the Written Agreement does not require quantitative adjustments to the Bank’s financial statements. (3B)
As previously reported, Citizens and its wholly owned subsidiary, Citizens Bank (the “Bank”), entered into a written supervisory agreement (the “Written Agreement”) with the Federal Reserve Bank of Chicago (“FRBC”) and the Michigan Office of Financial and Insurance Regulation (“OFIR”), their primary regulators, as a follow up to recently concluded examinations of the Bank. The Written Agreement was executed by the regulators on July 28, 2010 and announced by the regulators and posted on the Federal Reserve website on August 3, 2010. The Written Agreement requires the boards of directors of the Holding Company and the Bank to undertake various assessments and submit a
Citizens Republic Bancorp, Inc.

number of plans acceptable to the FRBC and OFIR in connection with the following matters.

By August 7, 2010 the boards of directors of the Holding Company and the Bank were required to address the following items:
•	Allowance for Loan and Lease Losses — The Bank was required to eliminate from its books, by charge-off or collection, all assets or portions of assets classified as a loss in the most recent Asset Quality Examination and that had not already been previously collected in full or charged off. There were no such assets required to be eliminated at such date.

•	Compliance Committee — The boards of directors were required to appoint a joint compliance committee (“Compliance Committee”) to monitor and coordinate compliance with the provisions of the Written Agreement. The Compliance Committee is required to meet, at a minimum, on a monthly basis and report its findings to the boards of directors.
By September 26, 2010 the boards of directors of the Holding Company and the Bank were required to address the following items:
•	Management Staffing Needs — The boards were required to complete an assessment of the Bank’s management and staffing needs and within 30 days later, submit a plan to the FRBC and OFIR that includes their findings and conclusions and the specific actions the boards will take to strengthen management.

•	Credit Risk Management Practices — The Bank was required to submit a plan to strengthen credit risk management practices, including steps to reduce or mitigate the risk of concentrations.

•	Credit Administration — The Bank was required to submit a program to enhance credit administration that addresses, considers and includes, at a minimum, standards for the modification of construction loans and the appropriate use of deficiency notes.

•	Asset Improvement — The Bank was required to submit a plan designed to improve Citizens’ position through repayment, amortization, liquidation, additional collateral or other means on other real estate owned (“OREO”) and on past due, classified or problem loans meeting certain conditions. Also, for any subsequently acquired OREO and any loans satisfying any of these conditions in the future, Citizens is required to submit a plan to improve Citizens’ position on the loan within 30 days of such acquisition or classification and must submit subsequent progress reports on all such plans within 30 days after the end of each calendar quarter.

•	Allowance for Loan and Lease Losses — The Bank was required to review and revise the allowance for loan and lease losses (“ALLL”) methodology in order to ensure consistency with relevant supervisory guidance and submit a description of the revised methodology to the FRBC and OFIR.
Citizens Republic Bancorp, Inc.

•	Capital Plan — The Holding Company and the Bank were required to submit an acceptable plan to maintain sufficient capital that addresses, considers, and includes, at a minimum, the Holding Company’s and the Bank’s current and future capital requirements, adequacy of the Bank’s capital, the source and timing of additional funds to fulfill the Holding Company’s and the Bank’s future capital requirements, and the requirement of the Holding Company to serve as a source of strength to the Bank. The Written Agreement does not contain any specific requirement for Citizens to raise additional capital at this time.

•	Liquidity Position Management — The Holding Company and the Bank were required to submit a plan to the regulators to enhance management of the Bank’s liquidity position and a revised contingency plan that identifies available sources of liquidity and includes adverse scenario planning.

•	Interest Rate Management — The Holding Company and the Bank were required to submit a plan to improve interest rate risk management practices that are appropriate for the size and complexity of the organization.
By October 26, 2010 the boards of directors of the Holding Company and the Bank were required to address the following items:
•	Allowance for Loan and Lease Losses — The Bank was required to submit an acceptable written program for the maintenance of an adequate ALLL, to be reviewed by the Bank’s board of directors on at least a quarterly basis with reports regarding the review submitted to the FRBC and OFIR within 30 days after the end of each calendar quarter.

•	Earnings Plan and Budget — The Bank was required to submit a business plan and budget for the remainder of 2010 to improve the Bank’s earnings and overall condition.
All of the foregoing requirements have been satisfied within the applicable time periods as of the date of this report and the submitted plans are under review by the regulators. (3A) (3E)

The Written Agreement also imposes various ongoing affirmative obligations and negative covenants.
•	Criticized Loans — The Written Agreement requires additional internal review and approval of renewal, extension or restructurings of certain criticized credits and certification of such review and approval.

•	Allowance for Loan and Lease Losses — The Bank is required, within 30 days from the receipt of any federal or state report of examination, to charge off all assets classified as loss unless otherwise approved in writing by the FRBC and OFIR.
Citizens Republic Bancorp, Inc.

•	Capital Plan Compliance — Once the capital plan is approved by the regulators, the Holding Company and the Bank must notify the regulators within 30 days after the end of each calendar quarter in which any of their capital ratios fall below the minimum ratios set forth in the plan. Management is required to monitor adherence to the capital plan and make monthly reports to the boards of directors.

•	Annual Business Plan and Budget — A business plan and budget for each calendar year subsequent to 2010 shall be submitted to the FRBC and OFIR in December prior to the beginning of that calendar year.

•	Compliance With Laws — The Holding Company and the Bank must comply with applicable regulations relating to prior notice of director and senior executive officer appointments and relating to restrictions on indemnification and severance payments.

•	Progress Reports — Within 30 days after the end of each calendar quarter, the Bank is required to submit to the FRBC and OFIR written progress reports detailing its compliance efforts.

•	Negative Covenants — The Holding Company and the Bank are generally prohibited from paying dividends, the Holding Company is prohibited from paying interest or principal on subordinated debentures or trust preferred securities, the Bank is generally prohibited from transferring funds to the Holding Company, the Holding Company is prohibited from incurring, increasing, or guaranteeing debt and generally prohibited from purchasing or redeeming any shares of the Holding Company’s stock, in each case without prior regulatory approval. (3D)
The foregoing summary of the Written Agreement does not purport to be a complete description of all of the terms of the Written Agreement, and is qualified in its entirety by reference to a copy of the Written Agreement filed with the Securities and Exchange Commission as an exhibit to Citizens’ Form 10-Q for the quarter ended June 30, 2010.

The Written Agreement formalizes steps that were in several cases already underway at the Holding Company and the Bank, including, but not limited to improvements in our policies and procedures regarding: credit risk; credit administration; asset improvement; operating results; and liquidity position management. Citizens is committed to addressing and resolving the matters raised in the Written Agreement on a timely basis and maintaining the safety and soundness of the Bank. Because substantially all of the requirements of the Written Agreement relate to operational improvements or codify actions already being taken by Citizens at the time the Written Agreement became binding (in some cases based upon the informal advice of the regulators), Citizens does not anticipate that compliance with the Written Agreement will have any material adverse impact on its business, financial condition or results of operations.(3D)(3G)
In addition to the foregoing, Citizens will include the following information within the Liquidity and Liquidity Risk Management section of Management’s Discussion and
Citizens Republic Bancorp, Inc.

Analysis of future Form 10-K filings and will update such disclosures in its Form 10-Qs, in each case while the Written Agreement remains in effect.
The Written Agreement requires prior regulatory approval for Citizens and its nonbank subsidiary to incur, increase, or guarantee any debt. The restrictions on borrowing have not had a negative effect on liquidity and borrowings. (3C)
Credit Quality, page 46
4.	We note your response to comment 5, including your disclosures on page 47 that “Based on current conditions and expectations, Citizens believes that the allowance for loan losses is adequate to address the estimated loan losses inherent in the existing loan portfolio at June 30, 2010.” If true, please revise similar statements throughout your future filings to confirm that you believe the allowance for loan losses is “appropriate” to address the estimated loan losses inherent in the existing loan portfolio.
Citizens’ Response
As requested, we will revise our disclosure in the interim periods as well as in our future Form 10-K filings. The changes to narrative discussion in the first and fifth paragraphs under “Analysis of Allowance for Loan Losses” in the MD&A section are set forth below. Please note that the discussion varies from our prior response in that it reflects current financial statements (September 30, 2010).
The allowance for loan losses represents management’s estimate of an amount appropriate~~adequate~~ to provide for probable credit losses inherent in the loan portfolio as of the balance sheet date. To assess the appropriateness~~adequacy~~ of the allowance for loan losses, an allocation methodology is applied that focuses on changes in the size and character of the loan portfolio, changes in the levels of impaired or other nonperforming loans, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, underlying collateral, historical losses on each portfolio category and other qualitative and quantitative factors which could affect probable loan losses. General deterioration in real estate values is one of the factors considered when establishing valuation allowances in the allowance for loan losses. The evaluation process is inherently subjective, as it requires estimates that may be susceptible to significant change and have the potential to affect net income materially. During the third quarter of 2010, we further refined our allocation methodology which had virtually no impact on total allowance for loan losses. The methodology used for measuring the appropriateness~~adequacy~~ of the allowance relies on several key elements, which include specific allowances for identified impaired loans, a formula-based risk-allocated allowance for the remainder of the portfolio and a general valuation allowance calculation. Management also considers overall portfolio indicators, including trends in historical charge-offs, a review of industry, geographic and portfolio performance, and other qualitative factors.

Based on current conditions and expectations, Citizens believes that the allowance for loan losses is appropriate~~adequate~~ to address the estimated loan losses inherent in the existing loan portfolio at September 30, 2010. After
Citizens Republic Bancorp, Inc.

determining what Citizens believes is an appropriate~~adequate~~ allowance for loan losses based on the risk in the portfolio, the provision for loan losses is calculated as a result of the net effect of the quarterly change in the allowance for loan losses and the quarterly net charge-offs. The increases in the provision for loan losses were primarily due to the aforementioned movement of residential mortgage loans to loans held for sale during the first and third quarter of 2010.
We acknowledge that:
•	Citizens is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Citizens may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me (810-766-6941) or Joseph Czopek (810-342-7080) if you have any questions or wish to discuss our responses to the Staff’s comment letter.
Very truly yours,
/s/ Lisa T. McNeely
Executive Vice President and Chief Financial Officer
cc:	Mr. Paul Cline Mr. Kevin Vaughn Mr. Justin Dobbie
Citizens Republic Bancorp, Inc.